TENNYSON
NETWORKS LIMITED

02 SEP 24 AM 9:01

September 24, 2002

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated September 24, 2002 re Senior Management Change

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

dlw 9/24

TENNYSON
NETWORKS LIMITED

FACSIMILE TRANSMISSION

TO:	Australian Stock Exchange Companies Announcements Office	FAX:	1300 300 021
FROM:	Rick A. Pullia	FAX:	03 8558 0484
DATE:	24 September 2002	PAGES:	1

SENIOR MANAGEMENT CHANGE AT TENNYSON

The Company advises that Mr. Leigh Coleman has ceased to be employed as Chief Executive Officer and has ceased to be a director of Tennyson Networks Limited, effective 24 September, 2002. Mr Coleman occupied the position of Chief Executive Officer since 6 August 2001.

Mr Rick Pullia, the Company's Chief Financial Officer, will be responsible for the operational requirements of the Company on an interim basis.

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au